UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

root9B Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

211917109
(CUSIP Number)

Isaac Blech
1271 Avenue of the Americas, 16th Floor
New York, NY 10020
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 11, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	211917109

1.	NAME OF REPORTING PERSON

Miriam Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,258,604

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,258,604

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,258,604

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

CUSIP No.	211917109

1.	NAME OF REPORTING PERSON

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,505,737

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,505,737

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,505,737

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	211917109

1.	NAME OF REPORTING PERSON

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,409,231

8.	SHARED VOTING POWER

8,764,341

9.	SOLE DISPOSITIVE POWER

1,409,231

10.	SHARED DISPOSITIVE POWER

8,764,341

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,173,572

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed on March 10, 2011, as amended on July 26, 2013 (as amended, this “Schedule 13D”).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of root9B, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 4521 Sharon Rd., Suite 300, Charlotte, North Carolina 28211.

Item. 4	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On January 16, 2014, the Issuer issued dividends in Common Stock to holders of Series C Preferred Stock. Ms. Blech received 362,069 shares of Common Stock as a dividend and the Trust received 241,379 shares of Common Stock as a dividend.

On July 1, 2014, the Issuer issued an incentive stock option (the “2014 Option”) to Mr. Blech pursuant to the terms of an Incentive Stock Option Agreement. The 2014 Option gives Mr. Blech the right to purchase an aggregate of 75,000 shares of Common Stock at a purchase price of $0.83 per share pursuant to the Plan. The Option is immediately exercisable in full and expires on July 1, 2019.

On January 22, 2015, the Issuer issued dividends in Common Stock to holders of Series C Preferred Stock. Ms. Blech received 135,484 shares of Common Stock as a dividend and the Trust received 90,323 shares of Common Stock as a dividend.

On August 11, 2015 (the “Closing Date”), the Issuer entered into an exchange agreement (the “Exchange Agreement”) with Ms. Blech and the Trust (the “Holders”), pursuant to which the Company agreed to issue warrants to Ms. Blech to purchase 4,285,714 shares of the Common Stock and to the Trust to purchase 952,381 share of the Company’s Common Stock in exchange for the cancellation of the Holder’s existing Warrants to purchase an equivalent number of shares of the Common Stock.

The Replacement Warrants have an exercise price of $1.20 per share, are not exercisable until February 11, 2017 and expire on August 11, 2018. Pursuant to the terms of the Exchange Agreement, the Company has agreed to seek shareholder approval for an increase in the Company’s authorized capital stock within twelve months of the Closing Date. In the event the Company fails to obtain approval of the proposal relating to such increase in the Company’s authorized capital stock the Company has agreed to resubmit such proposal to its stockholders within three (3) months after the result of the prior meeting is rendered.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)         The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 72,454,936 shares of Common Stock outstanding as of May 5, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed on May 15, 2015.

Ms. Blech’s beneficial ownership assumes the issuance of 4,285,713 shares of Common Stock issuable upon the conversion of Series C Preferred Stock.

The Trust’s beneficial ownership assumes the issuance of 2,857,143 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock. The trustee is Mr. Blech, who has the sole voting and dispositive power of the Trust.

Mr. Blech beneficially owns 1,409,231 shares of Common Stock, which includes options (including the Option and 2014 Option) which may be exercised for 175,000 shares of Common Stock and warrants which may be exercised for 450,000 shares of Common Stock. Mr. Blech beneficially owns 3,505,737 shares of Common Stock as the sole trustee of the Trust and 5,258,604 shares of Common Stock held by his spouse, Ms. Blech.

(c)           Except as described herein, the Reporting Persons have not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

The responses to Item 4 are incorporated herein by reference.

A copy of the 2014 Option is attached hereto as Exhibit 8 and is incorporated by reference herein.

A copy of the Exchange Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.

A copy of the form of Replacement Warrant is attached hereto as Exhibit 10 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 8	Incentive Stock Option Agreement, dated July 1, 2014, by and between Premier Alliance Group, Inc. and Isaac Blech.

Exhibit 9	Exchange Agreement, dated August 11, 2015 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed August 12, 2015)

Exhibit 10	Form of Replacement Warrant, dated August 11, 2015 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed August 12, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

River Charitable Remainder Unitrust f/b/o Isaac Blech

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

/s/ Miriam Blech
Name: Miriam Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).